United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release

Signature Page

Shares owned by Board Members, Fiscal Council, Executive Directors and principal shareholder on February 28, 2013 (aggregate).

Company: Vale S.A.

Board Members

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	PN	48,244	—	—
Shares	ON	1,045	—	—
Quotes	Investment Funds	0

Company: Vale S.A.

Executive Directors

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	PN	534.891	0.00	0.00
Shares	ON	29,300	—	—

Company: Vale S.A.

Audit Committee Members

%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	PN	—	—	—
Shares	ON	—	—	—

Company: Vale S.A.

Technical Committee Members

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	ON	500	—	—
Shares	PN	20
Quotes - FGTS		—	—	—

Company: Vale S.A.

Principal Shareholder (Valepar S.A.)

				%
Type of security	Characteristic of the security	Quantity		Same class of shares	Total capital
Shares	ON	1,716,435,045	*	52.7	32.5
Shares	PN	20,340,000		0.97	0.38

* 10 shares were assigned to some of our board members

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: March 07, 2013		Roberto Castello Branco
Director of Investor Relations